Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Akoustis Technologies, Inc. (the “Company”) on Form S-1 of our report dated June 29, 2016, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Akoustis Technologies, Inc. and its subsidiary as of March 31, 2016 and 2015 and for the year ended March 31, 2016 and for the period from May 12, 2014 (inception) through March 31, 2015, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

July 13, 2016